UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 4, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT UNDER THE SECURITIES EXCHANGE ACT OF 1934

Public Service Company of New Mexico
File No. 001-06986

PNM Resources, Inc.
File No. 001-32462

CF# 30783

Public Service Company of New Mexico and PNM Resources, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information they excluded from the Exhibits to a Form 10-K filed on March 10, 2004.

Based on representations by Public Service Company of New Mexico and PNM Resources, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.9.1	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O’Neill
Deputy Secretary